UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 24, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 23 July 2014 entitled ‘VODAFONE COMPLETES €7.2 BILLION ACQUISITION OF ONO’

23 July 2014

VODAFONE COMPLETES €7.2 BILLION ACQUISITION OF ONO

Vodafone Group Plc today confirms that it has completed the acquisition of 100% of the share capital of Grupo Corporativo Ono, S.A.. The total consideration is equivalent to €7.2 billion (£5.7 billion) on a debt and cash free basis.

The transaction accelerates Vodafone’s unified communications strategy in a key, highly converged European market, providing a significant time-to-market advantage and network reach that is complementary to Vodafone Spain’s ongoing fibre-to-the-home build programme with Orange.

-ends-

For further information:

Vodafone Group

Investor Relations Media Relations

Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 31 March 2014, Vodafone had 434 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 24, 2014	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary